United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2016

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING

On April 27, 2016, at 9:30 am, met, ordinarily, at Rua Almirante Guilhem, 378, 7º floor, Rio de Janeiro, RJ, Messrs. Gueitiro Matsuo Genso — Chairman, Sérgio Alexandre Figueiredo Clemente — Vice Chairman, Dan Conrado, Tarcísio José Massote de Godoy, Fernando Jorge Buso Gomes, Oscar Augusto de Camargo Filho, Alberto Ribeiro Guth, Lucio Azevedo, and the alternates Messrs. Victor Guilherme Tito and Yoshitomo Nishimitsu, and also Mr. Clovis Torres as secretary, having unanimously resolved upon the following “RESIGNATION AND NOMINATION OF MEMBER OF THE VALE’S BOARD OF DIRECTORS — The Board of Directors hereby acknowledges the resignation letter delivered by Hiroyuki Kato to his position as Effective Member of the Board of Directors of Vale, the Board of Directors expressed its gratitude to Mr. Hiroyuki Kato for the services rendered to the company. Immediately thereafter, the Board of Directors approved to nominate, under Article 11, §10 of the By-laws, Mr. MOTOMU TAKAHASHI, Japanese, married, economist, bearer of the passport #TK1490020, with residence address at 3-8-7 North 1, Shimouma, Setagaya-ku, Tokyo, Japan, as Effective Member of the Vale’s Board of Directors. The Director appointed herein, whose term shall last until the next Shareholders’ General Meeting, declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law # 6.404/1976).” I hereby attest that the deliberation above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, April 27, 2016.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Rogerio Nogueira
Date: April 27, 2016		Director of Investor Relations